

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2020

John V. Winfield
Chief Executive Officer
Santa Fe Financial Corporation
12121 Wilshire Boulevard, Suite 610
Los Angeles, CA 90025

   Re: Santa Fe Financial Corporation
     Amendment No. 1 to
     Preliminary Information Statement on Schedule 14C
     Filed on December 18, 2020
     File No. 000-06877

Dear Mr. Winfield:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comments, we may have additional comments.

PRER14C filed December 18, 2020

General

1. We note your response to comment 1 and that you incorporate Item 14(b)(11) on Schedule 14A by reference. Please disclose the information required by Item 14(b)(11) or tell us why you believe you can incorporate it by reference. In this regard, we note that Item 14(e) of Schedule 14A allows only for Item 14(c) information to be incorporated by reference.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction